EXHIBIT 21.1

Lightyear Network Solutions, Inc. and Subsidiaries List of Subsidiaries as of December 31, 2010

Name of Entity	State of Incorporation

I. Lightyear Network Solutions, Inc.	Nevada

A. Lightyear Network Solutions, LLC	Kentucky

B. SE Acquisitions, LLC	Kentucky

C. Lightyear Alliance of Puerto Rico, LLC	Kentucky